Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

September 26, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 163

Nuveen NWQ Diversified Income Portfolio, 3Q 2016

File Nos. 333-212656 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated August 30, 2016, regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 163, filed on July 22, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen NWQ Diversified Income Portfolio, 3Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (pp. 2-4)

1. You state that the Trust will invest in “mandatory convertible securities.” Do these investments include contingent convertible bonds or “CoCos”? If so, please disclose so both here and under “An Investment in the units will be subject to risks associated with convertible securities.”

Response: The Trust will not invest in CoCos.

2. Please disclose here, as you do under Principal Risks, that the Trust invests in high-yield or “junk” securities. Please also disclose the maximum percentage of Trust assets that may be allocated to such securities.

Response: The disclosures has been revised in response to this comment. There is no limitation as to the percentage of Trust assets that may be invested in high-yield securities. The percentage allocated to each rating will be disclosed under the “Essential Information” section once the final portfolio has been selected.

3. Please disclose whether the baby bonds will be issued exclusively by BDCs or by other entities, as well.

Response: The disclosure has been revised in response to your comment.

Selection of Portfolio Securities (pp. 4-5)

4. Please clarify in the filing what you mean when you state that NWQ will consider “seniority” in selecting securities.

Response: The disclosure has been revised in response to your comment.

5. Please explain the concept of “downside protection” in the filing. Specifically, what does “downside protection” mean, and how does the Trust achieve it?

Response: The phrase has been removed from the disclosure.

6. Please disclose whether the Trust has any parameters regarding the duration and/or maturity of its debt securities.

Response: The disclosure has been revised in response to your comment.

Principal Risks (pp. 5-15)

7. Please clarify in the filing which types of securities have “make whole” call options, and confirm that they are discussed in the principal strategies section.

Response: The disclosure has been revised in response to your comment.

Fee Table (p. 17)

8. You state on page 13 that “[e]stimated BDC expenses are shown in the Trust’s annual operating expenses under ‘Fee Table,’” but we are unable to locate them. Please advise or revise.

Response: The disclosure has been revised in response to your comment.

Distributions (p. 18)

9. Please define “excess capital” in the filing.

Response: The disclosure has been revised in response to your comment.

10. Please explain in the filing what it means to hold an “excessive amount of principal.”

Response: The disclosure has been revised in response to your comment.

11 Please provide examples in the filing of the “similar transaction[s]” that could cause the Trust to pay a special distribution.

Response: The disclosure has been revised in response to your comment.

Additional Revisions

The “Principal Risks” and “Investment Risks” sections have been revised to rename and alphabetize the risk disclosures.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren